SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

Crimson Exploration Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

22662K207

(CUSIP Number)

Joseph J. Romano Contango Oil & Gas Company 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098 (713) 960-1901

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 29, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Contango Oil & Gas Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 17,875,750 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 17,875,750 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,875,750 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Contango Acquisition, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 17,875,750 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 17,875,750 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,875,750 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Responses to each item of this Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”) of Crimson Exploration Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 717 Texas Avenue, Suite 2900, Houston, Texas 77002.

Item 2. Identity and Background

(a)-(c) This statement on Schedule 13D is filed jointly by Contango Oil & Gas Company (“Contango O&G”) and Contango Acquisition, Inc. (“Merger Sub”, and together with Contango O&G, collectively, the “Reporting Persons”). The Reporting Persons’ business address is 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098. The principal business of Contango O&G is to explore, develop, produce and acquire natural gas and oil properties. Merger Sub is a wholly-owned subsidiary of Contango O&G. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement described in Item 4 below and has not engaged, and does not expect to engage in any other business activities. Attached hereto as Appendix A is information concerning the directors and executive officers of each Reporting Person as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) During the last five years, no Reporting Person nor any person named on Appendix A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person nor any person named on Appendix A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Each of the Reporting Persons is a Delaware corporation. All of the persons named on Appendix A attached hereto are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated herein by reference.

Each Reporting Person may be deemed to have acquired beneficial ownership of 17,875,750 shares of Common Stock pursuant to the Support Agreements (as defined below) and certain irrevocable proxies to vote such Common Stock granted thereunder.

In connection with the Agreement and Plan of Merger, dated as of April 29, 2013 (the “Merger Agreement”), by and among Contango O&G, Merger Sub and the Issuer, and in consideration thereof, the Reporting Persons entered into Support and Irrevocable Proxy Agreements, dated as of April 29, 2013 (collectively, the “Support Agreements”), with each of OCM Crimson Holdings, LLC, OCM GW Holdings, LLC, Allan D. Keel, E. Joseph Grady, A. Carl Isaac, Jay S. Mengle, Thomas H. Atkins and John A. Thomas (collectively, the “Supporting Stockholders”). None of the Reporting Persons paid any additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreements.

As of April 29, 2013, the Supporting Stockholders beneficially owned an aggregate of 17,785,750 shares of Common Stock representing approximately 38.3% of the shares of Common Stock.

Item 4. Purpose of Transaction

Merger Agreement

Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Contango O&G. At the effective time of the Merger (the “Effective Time”), on the terms and conditions set forth in the Merger Agreement, each share of the Issuer’s Common Stock, issued and outstanding will be converted into the right to receive 0.08288 shares of common stock, par value $0.04 per share, of Contango O&G or, in the case of fractional shares, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Contango O&G common stock multiplied by (ii) the closing price for a share of Company common stock as reported on the New York Stock Exchange on the first trading day following the date on which the Effective Time occurs (the “Merger Consideration”).

The consummation of the Merger is subject to the satisfaction or waiver of certain customary conditions, including, among others, (i) the adoption of the Merger Agreement by the Issuer’s stockholders; (ii) the approval by Contango O&G’s stockholders of the issuance of Contango O&G common stock in the Merger to the Issuer’s stockholders; (iii) the registration statement on Form S-4 used to register the Contango O&G common stock to be issued in the Merger being declared effective by the Securities and Exchange Commission (the “SEC”); (iv) the approval for listing on the New York Stock Exchange of the Contango O&G common stock to be issued in the Merger; (v) subject to specified materiality standards, the accuracy of the representations and warranties of, and the performance of all covenants by, the parties; (vi) the absence of a material adverse effect with respect to each of the Issuer and Contango O&G; and (vii) the delivery of tax opinions that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The Merger Agreement contains certain provisions that limit the ability of the Issuer to engage in a transaction that would entail a change of control of the Issuer during the pendency of the transactions contemplated by the Merger Agreement.

Upon the consummation of the Merger, (i) the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Issuer as the surviving corporation until their successors are duly elected and qualified (or their earlier resignation or removal), (ii) the certificate of incorporation of the surviving corporation shall be as set forth as Exhibit B to the Merger Agreement, and (iii) the bylaws of the surviving corporation shall be as set forth as Exhibit A to the Merger Agreement.

If the Merger is consummated as planned, the Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq Global Market.

Support Agreements

In connection with the Merger Agreement, the Supporting Stockholders, each in its capacity as a shareholder of the Issuer, entered into the Support Agreements. Under the terms of the Support Agreements, each Supporting Stockholder has agreed, among other things (i) to vote all Common Stock in favor of the Merger and the Merger Agreement and (ii) to vote all Common Stock against (a) any other acquisition proposal, (b) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Issuer, and (c) any other action, proposal or agreement that would reasonably be expected to interfere with or delay the consummation of the Merger, (iii) to appoint Contango O&G as such Supporting Stockholder’s proxy to vote such shares of Common Stock in connection with the Merger

Agreement and (iv) not to transfer such Common Stock or enter into other arrangements inconsistent with the Support Agreements. The Support Agreements terminate at the earliest of the Effective Time, the termination of the Merger Agreement in accordance with its terms or any reduction of the Merger Consideration.

References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreements as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement and the Support Agreements included as Exhibits 1 through 9 respectively, to this Schedule 13D, and such agreements are incorporated by reference herein in their entirety where such references and descriptions appear.

Except as set forth in this Schedule 13D, the Merger Agreement and the Support Agreements, no Reporting Person has any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) – (b) Neither of the Reporting Persons owns any Common Stock. However, as a result of the Support Agreements, each of the Reporting Persons may be deemed to be the beneficial owner of 17,875,750 shares of Common Stock. Subject to the conditions and limitations of the Support Agreements, and based on the share holdings of the parties to the Support Agreements as of April 29, 2013, each Reporting Person is entitled to cast a total of 17,875,750 votes, or 38.3%, of the total votes that may be cast by the Supporting Stockholders as of such date (based on 46,623,161 shares of Common Stock of the Issuer outstanding as of April 29, 2013 (inclusive of 1,982,687 shares of unvested restricted stock)).

The Reporting Persons do not have sole voting or sole dispositive power with respect to any of such Common Stock, but may be deemed to have shared voting and shared dispositive power with respect to all such Common Stock. The Reporting Persons may be deemed to share with the Supporting Stockholders the power to vote such Common Stock solely with respect to those matters described in Item 4 of this Schedule 13D and in the Support Agreements, which are incorporated herein by reference. The Reporting Persons also may be deemed to share with the Supporting Stockholders the power to dispose of such Common Stock solely to the extent provided for in the Support Agreements, as more fully described in Item 4 of this Statement and in the Support Agreements, which are incorporated herein by reference.

Except as set forth in this Item 5, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Appendix A beneficially owns any Common Stock of the Issuer.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d) To the knowledge of the Reporting Persons, no person, other than the Supporting Stockholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 9, 2013, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 10 hereto and is incorporated herein by reference.

Other than the Joint Filing Agreement and except for the agreements described in Item 4 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, which would be required to be reported under this Item.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Agreement and Plan of Merger, dated as of April 29, 2013, by and among the Issuer, Contango Acquisition, Inc. and Contango Oil & Gas Company (incorporated herein by reference to Exhibit 2.1 to the Contango O&G Current Report on Form 8-K filed on May 1, 2013).

Exhibit 2:	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, Contango Acquisition, Inc. and OCM Crimson Holdings, LLC (incorporated herein by reference to Exhibit 10.1 to the Contango O&G Current Report on Form 8-K filed on May 1, 2013).

Exhibit 3:	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, Contango Acquisition, Inc. and OCM GW Holdings, LLC (incorporated herein by reference to Exhibit 10.2 to the Contango O&G Current Report on Form 8-K filed on May 1, 2013).

Exhibit 4:	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, Contango Acquisition, Inc. and Allan D. Keel (incorporated herein by reference to Exhibit 10.3 to the Contango O&G Current Report on Form 8-K filed on May 1, 2013).

Exhibit 5:	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, Contango Acquisition, Inc. and E. Joseph Grady (incorporated herein by reference to Exhibit 10.4 to the Contango O&G Current Report on Form 8-K filed on May 1, 2013).

Exhibit 6:	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, Contango Acquisition, Inc. and A. Carl Isaac (incorporated herein by reference to Exhibit 10.5 to the Contango O&G Current Report on Form 8-K filed on May 1, 2013).

Exhibit 7:	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, Contango Acquisition, Inc. and Jay S. Mengle (incorporated herein by reference to Exhibit 10.6 to the Contango O&G Current Report on Form 8-K filed on May 1, 2013).

Exhibit 8:	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, Contango Acquisition, Inc. and Thomas H. Atkins (incorporated herein by reference to Exhibit 10.7 to the Contango O&G Current Report on Form 8-K filed on May 1, 2013).

Exhibit 9:	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, Contango Acquisition, Inc. and John A. Thomas (incorporated herein by reference to Exhibit 10.8 to the Contango O&G Current Report on Form 8-K filed on May 1, 2013).

Exhibit 10:	Joint Filing Agreement, dated May 9, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2013	CONTANGO OIL & GAS COMPANY

	By:	/s/ Sergio Castro
	Name:	Sergio Castro
	Title:	Vice President, Chief Financial Officer,
Secretary and Treasurer

CONTANGO ACQUISITION, INC.

	By:	/s/ Sergio Castro
	Name:	Sergio Castro
	Title:	Vice President, Chief Financial Officer,
Secretary and Treasurer

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF CONTANGO OIL & GAS COMPANY AND

CONTANGO ACQUISITION, INC.

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the directors and executive officers of each Reporting Person. All the individuals listed below are citizens of the United States.

Directors and Executive Officers of Contango Oil & Gas Company

Name	Position at Contango Oil & Gas Company	Present Principal Occupation or Employment and Business Address
Joseph J. Romano	Chairman, President and Chief Executive Officer	CEO of Contango Oil & Gas Company 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098

Sergio Castro	Vice President, Chief Financial Officer, Treasurer and Secretary	Vice President, Chief Financial Officer, Treasurer and Secretary of Contango Oil & Gas Company 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098

Yaroslava Makalskaya	Vice President, Controller and Chief Accounting Officer	Vice President, Controller and Chief Accounting Officer of Contango Oil & Gas Company 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098

Marc Duncan	Senior Vice President – Engineering	Senior Vice President – Engineering of Contango Oil & Gas Company 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098

Charles A. Cambron	Vice President – Drilling	Vice President – Drilling of Contango Oil & Gas Company 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098

Michael J. Autin	Vice President – Production	Vice President – Production of Contango Oil & Gas Company 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098

Brad Juneau	Director	President of Juneau Exploration, L.P. 3700 Buffalo Speedway, Suite 1010 Houston, Texas 77098

B.A Berilgen	Director	Chief Executive Officer of Patara Oil & Gas LLC 333 Clay Street, Suite 3960 Houston, Texas 77002

Charles M. Reimer	Director	President of Freeport LNG Development, L.P. 333 Clay Street, Suite 5050 Houston, Texas 77002

Jay D. Brehmer	Director	Operations and Finance Manager of HDR Constructors, Inc. 4435 Main Street, Suite 1000 Kansas City, MO 64111

Steven Schoonover	Director	Consultant to Cellxion, L.L.C. 5031 Hazel Jones Road Bossier City, Louisiana 71111

Director and Executive Officers of Contango Acquisition, Inc.

Name	Position at Contango Acquisition, Inc.	Present Principal Occupation or Employment and Business Address
Joseph J. Romano	Director, President and Chief Executive Officer	CEO of Contango Oil & Gas Company 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098

Sergio Castro	Vice President, Chief Financial Officer, Treasurer and Secretary	Vice President, Chief Financial Officer, Treasurer and Secretary of Contango Oil & Gas Company 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098

Yaroslava Makalskaya	Vice President, Controller and Chief Accounting Officer	Vice President, Controller and Chief Accounting Officer of Contango Oil & Gas Company 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098

Marc Duncan	Senior Vice President – Engineering	Senior Vice President – Engineering of Contango Oil & Gas Company 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098

Charles A. Cambron	Vice President – Drilling	Vice President – Drilling of Contango Oil & Gas Company 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098

Michael J. Autin	Vice President – Production	Vice President – Production of Contango Oil & Gas Company 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098